SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RIVERSTONE NETWORKS, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

769320 10 2
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Mr. Romulus Pereira
President and Chief Executive Officer
Riverstone Networks, Inc.
5200 Great America Parkway
Santa Clara, California 95054
(408) 878-6500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to: Gabriella A. Lombardi Cindy V. Schlaefer Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**

$10,854,653	$998.63

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 24,669,666 shares of common stock of Riverstone Networks, Inc. having an aggregate value of $10,854,653 as of October 10, 2002 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,267
Form or Registration No.: Form S-1
Filing Party: Riverstone Networks, Inc.
Date Filed: April 12, 2001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated October 15, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.    Subject Company Information.

(a)  The name of the issuer is Riverstone Networks, Inc., a Delaware corporation (“Riverstone” or the “Company”), and the address of its principal executive offices is 5200 Great America Parkway, Santa Clara, California 95054. The Company’s phone number is (408) 878-6500.

(b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Riverstone Networks, Inc. 2000 Equity Incentive Plan (Amended and Restated) (the “Stock Option Plan”) to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), granted to current employees of Riverstone and subsidiaries of Riverstone (other than directors and executive officers of Riverstone), for replacement options to purchase shares of Common Stock to be granted under the Stock Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election/Rejection/Change in Election Form (the “Election Form” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibits (a)(1) and (a)(2), respectively. If the exercise price per share under the employee’s option is less than $2.50, the number of shares of common stock subject to the replacement option granted to the employee will be determined by using a 1-for-1 exchange ratio (that is, one replacement option share for one tendered option share). If the exercise price per share under the employee’s option is greater than or equal to $2.50 but less than $5.00, the number of shares of common stock subject to the replacement option granted to the employee will be determined by using a 1-for-1.5 exchange ratio (that is, one replacement option share for one and one-half tendered option shares). If the exercise price per share under the employee’s option is greater than or equal to $5.00 but less than $7.50, the number of shares of common stock subject to the replacement option granted to the employee will be determined by using a 1-for-2 exchange ratio (that is, one replacement option share for two tendered option shares). If the exercise price per share under the employee’s option is greater than or equal to $7.50 but less than $10.00, the number of shares of common stock subject to the replacement option granted to the employee will be determined by using a 1-for-3 exchange ratio (that is, one replacement option share for three tendered option shares). If the exercise price per share under the employee option is greater than or equal to $10.00, the number of shares of common stock subject to the replacement option granted to the employee will be determined by using a 1-for-4 exchange ratio (that is, one replacement option share for four tendered option shares). No fractional shares will be subject to the replacement options and any fractional amounts resulting from the applicable exchange ratio will be rounded down to the nearest whole share. Alternatively, if the employee holds an option with an exercise price per share greater than or equal to $10.00, the employee may elect to receive a cash payment equal to $0.50 multiplied by  1/4 of the aggregate number of shares underlying the tendered option (rounded down to the nearest whole share), less any applicable withholding taxes or charges. If the employee tenders any options, such employee must exchange all options which were granted to such employee within six months prior to October 15, 2002 (the initial date of the Offer), regardless of the exercise price per share underlying such options, and all options with an exercise price per share greater than or equal to $5.00. The information set forth in the Offer to Exchange under Section 1 (“Number of options; Expiration date”), Section 5 (“Acceptance of options for exchange and issuance of replacement options”) and Section 8 (“Source and amount of consideration; Terms of replacement options”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Exchange under Section 7 (“Price range of common stock underlying the options”) is incorporated herein by reference.

ITEM 3.    Identity and Background of Filing Person.

(a)  The information set forth under Item 2(a) above and in the Offer to Exchange under Section 10 (“Interests of directors and officers; Transactions and arrangements concerning the options”) is incorporated herein by reference.

ITEM 4.    Terms of the Transaction.

(a)  The information set forth in the Offer to Exchange under Section 1 (“Number of options; Expiration date”), Section 3 (“Procedures for electing to exchange options”), Section 4 (“Withdrawal rights”), Section 5 (“Acceptance of options for exchange and issuance of replacement options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and amount of consideration; Terms of replacement options”), Section 11 (“Status of options acquired by us in the Offer; Accounting consequences of the Offer”), Section 12 (“Legal matters; Regulatory approvals”), Section 13 (“Material federal income tax consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of directors and officers; Transactions and arrangements concerning the options”) is incorporated herein by reference.

ITEM 5.    Past Contacts, Transactions, Negotiations and Arrangements.

(a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of directors and officers; Transactions and arrangements concerning the options”) is incorporated herein by reference. The Stock Option Plan and form of agreement thereunder, attached hereto as Exhibit (d)(1) and Exhibit (d)(2), respectively, contain information regarding the subject securities.

ITEM 6.    Purposes of the Transaction and Plans or Proposals.

(a)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 5 (“Acceptance of options for exchange and issuance of replacement options”) and Section 11 (“Status of options acquired by us in the Offer; Accounting consequences of the Offer”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

ITEM 7.    Source and Amount of Funds or Other Consideration.

(a)  The information set forth in the Offer to Exchange under Section 8 (“Source and amount of consideration; Terms of replacement options”) and Section 15 (“Fees and expenses”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(c)  Not applicable.

ITEM 8.    Interest in Securities of the Subject Company.

(a)  Not applicable.

(b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of directors and officers; Transactions and arrangements concerning the options”) is incorporated herein by reference.

ITEM 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)  Not applicable.

ITEM 10.    Financial Statements.

(a)  The information set forth in the Offer to Exchange under Section 9 (“Information concerning Riverstone”), Section 16 (“Additional information”), on pages 37 through 68 of the Company’s Annual Report on Form 10-K for its fiscal year ended March 2, 2002 and filed with the Securities and Exchange Commission on May 31, 2002, is incorporated herein by reference, and on pages 3 through 11 of the Company’s Quarterly Report on Form 10-Q for its quarter ended August 31, 2002 and filed with the Securities and Exchange Commission on October 3, 2002, is incorporated herein by reference.

(b)  Not applicable.

ITEM 11.    Additional Information.

(a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of directors and officers; Transactions and arrangements concerning the options”), Section 12 (“Legal matters; Regulatory approvals”) and Section 17 (“Factors that you should consider when making your decision”) is incorporated herein by reference.

(b)  Not applicable.

ITEM 12.    Exhibits.

(a)  (1)  Offer to Exchange, dated October 15, 2002.

(2)  Form of Transmittal Email to Employees of Offer to Exchange.

(3)  Form of Election/Rejection/Change In Election Form, included as the attachment to Exhibit (a)(1).

(4)  Employee Slide Show Presentation.

(5)  Confirmation of Receipt of Election/Rejection/Change in Election Form.

(6)  Form of Electronic Reminder to Employees.

(7)  Form of Electronic Confirmation of Acceptance or Rejection of Offer to Exchange.

(b)  Not applicable.

(d)  (1)  Riverstone Networks, Inc. 2000 Equity Incentive Plan (Amended and Restated) (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-45958) filed on December 4, 2000).

(2)  Riverstone Networks, Inc. Form of Option Grant (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-45958) filed on December 4, 2000).

(g)  Not applicable.

(h)  Not applicable.

ITEM 13.    Information Required by Schedule 13E-3.

(a)  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Riverstone Networks, Inc.

/s/ Robert Stanton
Robert Stanton Chief Financial Officer Date: October 15, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

(a) (1)	Offer to Exchange, dated October 15, 2002.

(a) (2)	Form of Transmittal Email of Offer to Exchange

(a) (3)	Form of Election/Rejection/Change In Election Form, included as the attachment to Exhibit (a)(1)

(a) (4)	Employee Slide Show Presentation

(a) (5)	Confirmation of Receipt of Election/Rejection/Change in Election Form

(a) (6)	Form of Electronic Reminder to Employees

(a) (7)	Form of Electronic Confirmation of Acceptance or Rejection of Offer to Exchange

(d) (1)
Riverstone Networks, Inc. 2000 Equity Incentive Plan (Amended and Restated) (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-45958) filed on December 4, 2000).

(d) (2)
Riverstone Networks, Inc. Form of Option Grant (incorporated by reference to Exhibit 10.2 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-45958) filed on December 4, 2000).